Exhibit 99.4
Outlook
FY 2020 Guidance:

Adjusted EBIT	> €7.0 billion
Adjusted diluted EPS	> €2.80 per share
Industrial free cash flows	> €2.0 billion
Forward-Looking Statements
The foregoing contains forward-looking statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics. Forward-looking are not guarantees of future performance. Rather they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and relations; the Group’s ability to expand certain of the Group’s brands globally; the Group’s ability to offer innovative, attractive products; the Group’s ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for access to adequate financing for the Group’s dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; a significant malfunction, disruption or security breach comprising the Group’s information technology systems or the electronic systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; the Group’s ability to successfully implement and execute strategic initiatives and transactions, including the Group’s plan to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions or supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.